Exhibit 99.1
Shinhan Financial Group 2016 3Q Earnings Release Conference

Shinhan Financial Group will be holding its 2016 3Q Earnings Release Conference on Thursday, October 20, 2016. The conference will be aired through a live webcast on our website www.shinhangroup.com. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Details of the Earnings Release Conference are as follows:
- - - - -	Agenda: 2016 3Q Earnings Release and Q&A Date: October 20, 2016 (Thursday) Time: 16:30 (Seoul Time) Format: Live Webcast and Conference Call Language: Korean and English

(Simultaneous translations will be available for English-speaking participants)

•	To participate in the Q&A Session:

From Overseas, please dial: 82-31-810-3065

From Korea, please dial: 031-810-3065

Pass Code: 9505#

To request a question, please press: *1 (numbers * and 1)

To cancel a question, please press: *2 (numbers * and 2)

•	To listen to a recording of the Conference Call:

From Overseas, please dial: 82-31-931-3100

From Korea, please dial: 031-931-3100

Pass Code: 11225#

Button Instructions

Instructions	DTMF Code

1 min FF	1

5 mins FF	7

1 min REW	3

5 mins REW	9

Pause	5

To cancel Pause	5

•	To register in advance:

http://pin.teletogether.com/eng

Pass Code: 9505

Our 2016 3Q Earnings Release presentation material will be available at our website, www.shinhangroup.com, at the time of the web-cast and Q&A session.